SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of October 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                            Form 20-F X     Form 40-F
                                     ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes        No X
                                      ---       ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                  GENESYS, S.A.

                                    FORM 6-K



                        CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2002

                                    U.S. GAAP

--------------------------------------------------------------------------------
                                     1. MD&A
                             2. Financial Statements
                                    3. Notes
--------------------------------------------------------------------------------

1. Management's Discussion and Analysis of Financial Condition and Results of Operations

      This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the financial statements and footnotes for the three and six months ended June 30, 2002 contained herein and the Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

      We include the results of acquired companies in our results of operations from their respective dates of acquisition. As a result, our historical financial statements are not directly comparable from one period to the next. The consolidated statements of operations for the three and six months ended June 30, 2001 include the results for Vialog Corporation from April 25, 2001. And the consolidated statements of operations for the six months ended June 30, 2001 include the results for Astound Incorporated from March 27, 2001. Note No. 9, Proforma information, to the attached financial statements presents a proforma statement of operations for the three and six months ended June 30, 2001.

      On February 6, 2002, we announced plans to consolidate our call center operations in North America from six call centers to three call centers to provide higher levels of customer service and improve operating efficiencies. The three remaining call centers have the capacity to absorb the current volume and to provide for future growth. The restructuring costs related to these closings are estimated to be (euro) 7.6 million and are primarily for unusable future facility lease commitments, the write-off of certain leasehold improvements and equipment, employee severance as well as other miscellaneous costs associated with the call center consolidation. Components of these costs by call center to be closed are presented in the table below.


                                                                Bedford       Denver      Montgomery      Total costs
                                                                -------       ------      ----------      -----------
                                                                                                            accrued
                                                                                                            -------
Write-offs of leasehold improvements,
equipment and other tangible assets........................ (euro)   218  (euro) 2,099  (euro) 1,059    (euro) 3,376
Future lease payments under non cancelable
operating leases...........................................          912         1,185         1,092           3,189
Severance and other people related expenses................          117           327           411             855
Other related expenses.....................................           25            60           105             190
                                                                      --            --           ---             ---
Total...................................................... (euro) 1,272  (euro) 3,671  (euro) 2,667    (euro) 7,610
                                                            ============  ============  ============    ============

         Of the restructuring costs related to the call center closings described above, (euro) 3.7 million (pre-tax) was recorded as a non-recurring restructuring charge in the three months ended March 31, 2002 and (euro) 3.9 million was recorded as an increase to goodwill arising from the acquisition of Vialog. We estimate that future annual cost savings from the consolidation will range from (euro) 3.5 to (euro) 4.0 million beginning in the third quarter of 2002.

      On March 20, 2002, our Bedford, Massachusetts call center was closed and all traffic formerly serviced in Bedford has been re-routed to our Reston, Virginia call center. Actual costs incurred for the Bedford closing compared to the costs accrued through June 30, 2002 are presented in the table below :

                                                     Costs         Currency      Incurred in      Balance at
                                                     -----         ---------     -----------      ----------
                                                    accrued      translation       the six       June 30, 2002
                                                    -------      ------------      --------      -------------
                                                                  adjustment      months ended
                                                                  ----------     ------------
                                                                                 June 30, 2002
                                                                                 -------------
Write-offs of leasehold improvements,
equipment and other tangible assets............  (euro)  218    (euro)   (27)   (euro)  (110)     (euro)   81
Future lease payments under non
cancelable operating leases....................          912            (117)            (36)             759
Severance and other people
related expenses...............................          117             (15)           (102)              --
Other related expenses.........................           25              (3)            (22)              --
                                                          --             ---
Total.......................................... (euro) 1,272    (euro)  (162)   (euro)  (270)     (euro)  840
                                                 ============   =============   =============    ============


      On June 30, 2002, our Company's Denver, Colorado call center was closed and all traffic formerly generated in Denver has been re-routed to our other call centers. Actual costs incurred for the Denver closing compared to the costs accrued through June 30, 2002 are presented in the table below :

                                                        Costs        Currency      Incurred in      Balance at
                                                        -----        ---------     -----------      ----------
                                                       accrued     translation       the six      June 30, 2002
                                                       -------     ------------      --------     -------------
                                                                    adjustment     months ended
                                                                    ----------     ------------
                                                                                   June 30, 2002
                                                                                   -------------
Write-offs of leasehold improvements,
equipment and other tangible assets................  (euro) 2,099   (euro)  (268)           --    (euro) 1,831
Future lease payments under non
cancelable operating leases........................         1,185           (150)           --           1,035
Severance and other people related expenses........           327            (43)         (258)             26
Other related expenses.............................            60             (8)          (25)             27
                                                               --             ---          ----             --
Total..............................................  (euro) 3,671   (euro)  (469) (euro)  (283)   (euro) 2,919
                                                     ============   =============  ============   =============


      We expect to close the call center located in Montgomery, Alabama early in the fourth quarter of 2002.

      Other costs relating to the consolidation of call centers were or will be recorded as expenses as incurred during the first, second and third quarters of 2002, in accordance with generally accepted accounting principles. These costs include retention bonuses and duplicative costs in closing the affected call centers. The expected amount of these costs is (euro) 827 , as follows :

          - actual(euro)174 (including(euro)85 for duplicative costs and(euro)89 for retention bonus) in the three months ended March 31, 2002,

          - actual(euro)557 (including(euro)429 for duplicative costs and(euro)128 for retention bonus) in the three months ended June 30, 2002,

          - expected(euro)96 for duplicative costs in the three months ended September 30, 2002.

Three months ended June 30, 2002 compared with the three months ended June 30, 2001

Revenue

     The following table sets forth our revenues for the three months ended June 30, 2001 and 2002 by category and expressed as a percentage of total revenues.

                                   Three months ended June 30,
                             ------------------------------------
                                   2001                   2002
                             ---------------        -------------
                            (euro) in    % of     (euro) in    % of
                            thousands   revenues  thousands   revenues

Audio conferencing.........   41,593     88.8%       47,721     91.8%
Video conferencing.........    2,931      6.3%        2,387      4.6%
Data conferencing..........      922      2.0%        1,225      2.4%
Web streaming..............      732      1.5%          266      0.5%
Products...................      640      1.4%          347      0.7%
                            --------  --------     --------  --------
Total revenues.............   46,818    100.0%       51,946    100.0%
                            ========  ========     ========  ========

     Total revenues increased (euro) 5.1 million, or 10.9%, from (euro) 46.8 million to (euro) 51.9 million for the three months ended June 30, 2001 and 2002, respectively. Of the net increase, (euro) 7.1 million was attributable to including revenues for the full quarter in 2002 and only a partial quarter for the three months ended June 30, 2001 related to the acquisition of Vialog completed on April 25, 2001. The impact of currency exchange rate movements, as the dollar depreciated against the euro, had a negative impact of approximately
(euro) 1.8 million. Total conferencing minutes increased by 61.1%, from 175 million minutes (or 202 million minutes when combined with Vialog) to 282 million minutes for the three months ended June 30, 2001 and 2002, respectively.

     Audio conferencing. Audio conferencing revenues increased (euro) 6.1 million , or 14.7%, from (euro) 41.6 million to (euro) 47.7 million for the three months ended June 30, 2001 and 2002, respectively. Of the net increase,
(euro) 6.9 million was attributable to including revenues for the full quarter in 2002 and only a partial quarter for the three months ended June 30, 2001 related to the acquisition of Vialog completed on April 25, 2001. The impact of currency exchange rate movements, as the dollar depreciated against the euro, had a negative impact of approximately (euro) 1.7 million. The remaining (euro)
0.9 million net increase was mainly driven by revenue growth in some European countries. Call volumes minutes increased by 61.5%, from 174 million minutes (or 201 million minutes when combined with Vialog) to 281 million minutes for the three months ended June 30, 2001 and 2002, respectively. The increase in call volume minutes is significantly higher than the increase in audio conferencing revenues primarily due to the significant shift from operator-assisted services to automated services, which are at a lower per-minute price. This shift is more significant in North America, which historically has a high proportion of operator-assisted calls. Automated services represented 53% of revenue and 71% of call volumes in the three months ended June 30, 2002 compared to 34% of revenue and 46% of call volumes for the three months ended June 30, 2001. Additionally, average per-minute prices for audio conferencing have declined, primarily as a result of the effect of volume discounts and competitive pressure.

     Video conferencing. Video conferencing revenues decreased (euro) 0.5, from
(euro) 2.9 million to (euro) 2.4 million for the three months ended June 30, 2001 and 2002, respectively. The decrease is mainly due to the loss of maintenance contracts for video equipment that were included as part of the acquisition of Cable & Wireless' European video conferencing activities in 2000.

     Data conferencing. Data conferencing revenues increased (euro) 0.3 million, or 32.9%, from (euro) 0.9 million to (euro) 1.2 million for the three months ended June 30, 2001 and 2002, respectively. The increase is mainly due to the launching, in October 2001, of Genesys Meeting Center, which is our fully integrated audio, data and video conferencing platform. Under Genesys Meeting Center, our data conferencing service is primarily sold on a monthly subscription basis. Each subscription includes the use of 15 seats. As of June 30, 2002, we have sold more than 120,000 seats.

     Web streaming. Web streaming revenues decreased (euro) 0.4 million, from
(euro) 0.7 million to (euro) 0.3 million for the three months ended June 30, 2001 and 2002, respectively. The decrease was due to a rich media contract which was terminated in the three months ended June 30, 2002. This contract termination may also negatively impact future revenues from this service.

     Segment revenues. The following table shows our revenues by segments for each of the three months ended June 30, 2001 and 2002 and expressed as a percentage of total revenues.

     In addition to the three geographic segments that existed prior to 2002, we now have a fourth segment for our recently created Global Video Conferencing division. Amounts for the quarter ended June 30, 2001 have been restated to reflect our current four segments structure.

                                   Three months ended June 30,
                             ------------------------------------
                                   2001                  2002
                             ---------------       --------------
                            (euro) in    % of     (euro) in    % of
                            thousands   revenues  thousands   revenues

North America......           29,102      62.2%     32,305      62.2%
Europe.............           13,454      28.7%     15,572      30.0%
Asia-Pacific.......            1,331       2.8%      1,682       3.2%
Global Video.......            2,931       6.3%      2,387       4.6%
                              ------     ------     ------     ------
Total revenues.....           46,818     100.0%     51,946     100.0%
                              ======     ======     ======     ======

     The composition of revenues remained stable. In North America, the impact of currency exchange rate movements partly offset the increase due to the acquisition of Vialog on April 25, 2001.

Gross Profit

     Gross profit increased (euro) 1.4 million, or 5.1%, from (euro) 27.3 million to (euro) 28.7 million for the three months ended June 30, 2001 and 2002, respectively. Of the net increase, (euro) 3.5 million, was attributable to including gross profit for the full quarter in 2002 and only a partial quarter for the three months ended June 30, 2002 related to the acquisition of Vialog completed on April 25, 2001. The impact of currency exchange rate movements, as the dollar depreciated against the euro, had a negative impact of approximately
(euro) 0.8 million. Additionally, cost of revenue for the three months ended June 30, 2002 included non-recurring costs that consist of (euro)1.2 million (or 2.3% of revenue) associated with the early termination / fulfillment of a U.S. long distance supplier contract and (euro) 0.5 million (or 1.0% of revenue) of duplicate personnel costs related to the North American call center consolidation. The remaining amount of (euro) 0.4 million that explains the net increase of the gross profit is due to higher revenues. Gross profit decreased as a percentage of revenues from 58.4% to 55.3% for the three months ended June 30, 2001 and 2002, respectively. This decrease is due to the non-recurring costs mentioned above which represent 3.3% of revenues.

     We expect to continue the migration of customers, in North America and UK particularly, from operator-assisted services to higher margin, automated services during the next several quarters. We expect the consolidation of our North America call centers to be completed early in the fourth quarter of 2002 and the new U.S. long distance supplier contract to have a positive impact on our gross margin due to the expected reduction in our cost of revenues.

Operating Expenses

     The following table breaks down our operating costs and expenses that are not included in cost of revenues for the three months ended June 30, 2001 and 2002 by major components.

                                        Three months ended June 30,
                                  ------------------------------------
                                        2001                  2002
                                  ---------------       --------------
                                 (euro) in    % of     (euro) in    % of
                                 thousands   revenues  thousands   revenues

Research and development.......      1,178     2.5%      1,188       2.3%
Selling and marketing..........     13,399    28.6%     13,864      26.7%
General and administrative.....     13,630    29.1%     16,371      31.5%
Amortization of goodwill
and other intangibles..........      9,027    19.3%      3,832       7.4%
                                   -------  -------    -------    -------
Total operating expenses.......     37,234    79.5%     35,255      67.9%
                                   =======  =======    =======    =======

Research and Development

     Our research and development expenses remained stable and essentially steady as a percentage of our revenues. Our major development activities have been the development and enhancement of our Genesys Meeting Center, which is our fully integrated, automated, audio, web and video conferencing platform. Our development activities also include the development in progress of our Genesys Event and Managed Services platform which is expected to be launched in the call centers by the end of 2002 and will be our platform for our new operator-assisted services.

Selling and Marketing

     Our selling and marketing expenses increased (euro) 0.5 million, or 3.7%, from (euro) 13.4 million to (euro) 13.9 million for the three months ended June 30, 2001 and 2002, respectively. As a percentage of revenues, our selling and marketing expenses decreased from 28.6% to 26.7% for the three months ended June 30, 2001 and 2002, respectively. Our selling and marketing efforts are focused on further penetrating the market and increasing global brand awareness.

General and Administrative

     Our general and administrative expenses increased (euro) 2.8 million, or 20.6%, from (euro) 13.6 million to (euro) 16.4 million for the three months ended June 30, 2001 and 2002, respectively. This net increase is primarily due to a (euro) 2.5 million charge related to the termination of a rich media contract. Also, (euro) 1.4 million was attributable to including general and administrative expenses for the full quarter in 2002 and only a partial quarter for the three months ended June 30, 2002 related to the acquisition of Vialog completed on April 25, 2001. The currency exchange rate movements, as the dollar depreciated against the euro, had a favorable impact of approximately (euro) 0.4 million. The remaining expense decrease of (euro) 0.7 million is due to our cost reduction efforts. As a percentage of revenues, our general and administrative expenses increased by 2.4%, from 29.1% to 31.5% for the three months ended June 30, 2001 and 2002, respectively. Excluding the (euro) 2.5 million charge related to the termination of a rich media contract, our general and administrative expenses would have decreased by 2.4%.

Amortization of Goodwill and Other Intangibles

     Amortization of goodwill and other intangibles decreased (euro) 5.2 million, or 57.8%, from (euro) 9.0 million to (euro) 3.8 million for the three months ended June 30, 2001 and 2002, respectively. The net decrease was primarily due to Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, that we have applied since January 1, 2002. Application of the non-amortization provisions of SFAS No. 142 decreased the amortization expenses by approximately (euro) 5.0 million for the three months ended June 30, 2002. Additionally, the partial impairment of Astound technology and European customer list of Cable & Wireless recorded at year-end 2001 decreased the amortization expenses by (euro) 0.7 million. However, the preceding items were partly offset by (euro) 0.5 million that was attributable to including amortization of Vialog customer lists for the full quarter in 2002 and only a partial quarter for the three months ended June 30, 2001 related to the acquisition of Vialog made on April 25, 2001.


EBITDA

     Our EBITDA decreased from (euro) 2.9 million to (euro) 1.8 million for the three months ended June 30, 2001 and 2002, respectively. Our EBITDA margin decreased 2.7%, from 6.1% to 3.4% for the three months ended June 30, 2001 and 2002, respectively. The decrease in EBITDA margin primarily reflects the decreased level of gross margin by 3.1%, from 58.4% to 55.3%, explained by the non-recurring costs occurred during the three months ended June 30, 2002 that consist of (euro)1.2 million (or 2.3% of revenue) associated with the early termination / fulfillment of a U.S. long distance supplier contract and (euro)
0.5 million (or 1.0% of revenue) of duplicate personnel costs related to the North American call center consolidation. The decrease in EBITDA margin is also due to increased level of general and administrative expenses by 2.4%, from 29.1% to 31.5%, that included a (euro)2.5 million non-recurring charge (or 4.8% of revenue) related to the termination of a rich media contract. However, the preceding items were partly offset by the decreased level of selling and marketing expenses by 1.9%, from 28.6% to 26.7%. Excluding the non-recurring costs and expenses that amounted to (euro) 4.2 million, or 8.1% of revenues, EBITDA would amount to (euro) 6.0 million, or 11.6% of revenue, for the three months ended June 30, 2002. We expect that the consolidation of our North America call centers to be completed early in the fourth quarter of 2002 and new U.S. long distance supplier contract will improve operating efficiency and that this will improve our EBITDA margin.

Operating Loss

      Our operating loss decreased from (euro) 9.9 million to (euro) 6.5 million for the three months ended June 30, 2001 and 2002, respectively. Excluding the non-recurring items included in cost of revenue and general and administrative expenses described above, our operating loss decreased to (euro) 2.3 million for the three months ended June 30, 2002.

Financial Income (Expenses)

     We incurred net financial expenses of (euro) 3.3 million for the three months ended June 30, 2002, compared to (euro) 2.7 million for the three months ended June 30, 2001. The change primarily reflects a significant increase in interest expenses, due to a significant increase in our long-term debt following the Vialog acquisition on April 25, 2001. As part of the acquisition of Vialog, we entered into a U.S. $ 125 million credit facility that replaced our previous U.S. $ 35 million multi-currency term loan and Vialog's existing long term debt (U.S. $ 75 million senior notes payable).

Income Tax Expense

      We generated a net income tax credit of (euro) 0.3 million for the three months ended June 30, 2002, after incurring income tax expense of (euro) 4.2 million for the three months ended June 30, 2001. The net decrease of (euro) 4.5 million mainly consists of (euro) 3.8 million in tax on the acquisition costs included in the purchase price of Vialog recorded in the three months ended June 30, 2001. Additionally, (euro) 1.2 million in deferred tax credit relating to amortization of identifiable intangible assets in connection with the acquisition of identifiable intangible assets from Astound and Vialog in 2001 was recorded in the three months ended June 30, 2002.

Net Loss

     We recorded a net loss of (euro) 9.6 million for the three months ended June 30, 2002, compared to a net loss of (euro) 16.9 million for the three months ended June 30, 2001.

Six months ended June 30, 2002 compared with the six months ended June 30, 2001

Revenue

     The following table sets forth our revenues for the six months ended June 30, 2001 and 2002 by category and expressed as a percentage of total revenues.

                                        Six months ended June 30,
                                  ------------------------------------
                                        2001                  2002
                                  ---------------       --------------
                                 (euro) in    % of     (euro) in    % of
                                 thousands   revenues  thousands   revenues

Audio conferencing....           64,540       87.7%      97,658      90.9%
Video conferencing....            5,599        7.6%       4,938       4.6%
Data conferencing.....              929        1.3%       1,559       1.5%
Web streaming.........            1,276        1.7%       2,384       2.2%
Products..............            1,244        1.7%         859       0.8%
                               --------    --------    --------   --------
Total revenues........           73,588      100.0%     107,398     100.0%
                               ========    ========    ========   ========

     Total revenues increased (euro) 33.8 million, or 45.9%, from (euro) 73.6 million to (euro) 107.4 million for the six months ended June 30, 2001 and 2002, respectively. Of the net increase, (euro) 33.2 million, or 98.2%, was attributable to including revenues for the full semester in 2002 and only a partial semester for the six months ended June 30, 2002 related to the acquisition of Vialog completed on April 25, 2001. The impact of currency exchange rate movements, as the dollar depreciated against the euro, had a negative impact of approximately (euro) 1.0 million. Total conferencing minutes increased by 99.3%, from 275 million minutes (or 414 million minutes when combined with Vialog) to 548 million minutes for the six months ended June 30, 2001 and 2002, respectively.

     Audio conferencing. Audio conferencing revenues increased (euro) 33.2 million, or 51.3%, from (euro) 64.5 million to (euro) 97.7 million for the six months ended June 30, 2001 and 2002, respectively. Of the increase, (euro) 32.1 million, or 97.0% of the increase, was attributable to including revenues for the full semester in 2002 and only a partial semester for the six months ended June 30, 2002 related to the acquisition of Vialog completed on April 25, 2001. The impact of currency exchange rate movements, as the dollar depreciated against the euro, had a negative impact of approximately (euro) 0.9 million. Call volumes minutes increased by 100.0%, from 273 million minutes (or 412 million minutes when combined with Vialog) to 546 million minutes for the six months ended June 30, 2001 and 2002, respectively. The increase in call volume minutes is significantly higher than the increase in audio conferencing revenues primarily due to the significant shift from operator-assisted services to automated services, which are at a lower per-minute price. This shift is more significant in North America, which historically has a high proportion of operator-assisted calls. Automated services represented 53% of revenue and 61% of call volumes in the three months ended June 30, 2002 compared to 31% of revenue and 45% of call volumes for the three months ended June 30, 2001. Additionally, average per-minute prices for audio conferencing have declined, primarily as a result of the effect of volume discounts and competitive pressure.

     Video conferencing. Video conferencing revenues decreased (euro)0.7, from
(euro) 5.6 million to (euro) 4.9 million for the six months ended June 30, 2001 and 2002, respectively. The decrease is mainly due to the loss of maintenance contracts for video equipment that were included as part of the acquisition of Cable & Wireless' European video conferencing activities in 2000.


     Data conferencing. Data conferencing revenues increased (euro) 0.7 million, or 32.9%, from (euro) 0.9 million to (euro) 1.6 million for the six months ended June 30, 2001 and 2002, respectively. The increase was mainly attributable to the acquisition of the data conferencing company Astound at the end of March 2001 and, thereafter, the launching, in October 2001, of Genesys Meeting Center, which is our fully integrated audio, data and video conferencing platform. Under Genesys Meeting Center, our data conferencing service is primarily sold on a monthly subscription basis. Each subscription includes use of 15 seats. As of June 30, 2002, we have sold more than 120,000 seats.

     Web streaming. Web streaming revenues increased (euro) 1.1 million, from
(euro) 1.3 million to (euro) 2.4 million for the six months ended June 30, 2001 and 2002, respectively. The increase is due to organic growth of web streaming in Europe. However, a rich media contract was terminated in the six months ended June 30, 2002, which may negatively impact future revenues from this service.

      Segment revenues. The following table shows our revenues by segments for each of the six months ended June 30, 2001 and 2002 and expressed as a percentage of total revenues.

     In addition to the three geographic segments that existed prior to 2002, we now have a fourth segment for our recently created Global Video Conferencing division. Amounts for the semester ended June 30, 2001 have been restated to reflect our current four segments structure.

                                        Six months ended June 30,
                                  ------------------------------------
                                        2001                  2002
                                  ---------------       --------------
                                 (euro) in    % of     (euro) in    % of
                                 thousands   revenues  thousands   revenues

North America......               39,287       53.4%     69,845      65.0%
Europe.............               26,099       35.5%     29,569      27.6%
Asia-Pacific.......                2,603        3.5%      3,046       2.8%
Global Video.......                5,599        7.6%      4,938       4.6%
                                 =======     =======    =======    =======
Total revenues.....               73,588      100.0%    107,398     100.0%
                                 =======     =======    =======    =======

     The shift in the composition of revenues is primarily a result of the impact of the acquisition of Astound in March 2001 and Vialog in April 2001, which were based in North America.

Gross Profit

     Gross profit increased (euro) 17.8 million, or 41.4%, from (euro) 43.0 million to (euro) 60.8 million for the six months ended June 30, 2001 and 2002, respectively. Of the net increase, (euro) 18.4 million was attributable to including gross profit for the full six months in 2002 and for only a portion of the six months ended June 30, 2002 related to the acquisition of Vialog completed on April 25, 2001. Additionally, cost of revenue for the six months ended June 30, 2002 included non-recurring costs that consist of (euro)1.2 million (or 1.1% of revenue) associated with the early termination / fulfillment of a U.S. long distance supplier contract and (euro) 0.5 million (or 0.5% of revenue) of duplicate personnel costs related to the North American call center consolidation. Gross profit decreased as a percentage of revenues from 58.5% to 56.6% for the six months ended June 30, 2001 and 2002, respectively. This decrease is primarily due to non-recurring costs described above and the significant proportion of operator-assisted conferencing used by the customers obtained with the Vialog acquisition. These services have lower margins than automated services. We expect to continue the migration of customers, in North America and the UK particularly, from operator-assisted services to higher margin, automated services during the next several quarters. We also expect the consolidation of our North America call centers to be completed early in the fourth quarter of 2002 and the new U.S. long distance supplier contract to have a positive impact on our gross margin due to the expected reduction in our cost of revenues.

Operating Expenses

     The following table breaks down our operating costs and expenses that are not included in cost of revenues for the six months ended June 30, 2001 and 2002 by major components.
                                        Six months ended June 30,
                                  ------------------------------------
                                        2001                  2002
                                  ---------------       --------------
                                 (euro) in    % of     (euro) in    % of
                                 thousands   revenues  thousands   revenue

Research and development....       1,873       2.5%      2,448       2.3%
Selling and marketing.......      19,044      25.9%     27,372      25.5%
General and administrative..      22,729      30.9%     31,581      29.4%
Non-recurring charge........         --         --       3,671       3.4%
Amortization of goodwill
and other intangibles.......      11,351      15.4%      7,481       7.0%
                                 -------               -------
Total operating expenses....      54,997      74.7%     72,553      67.6%
                                 =======               =======

Research and Development

     Our research and development expenses increased (euro) 0.5, from (euro) 1.9 million to (euro) 2.4 million for the six months ended June 30, 2001 and 2002, respectively, although they remained essentially steady as a percentage of our revenues. The increase in research and development expenses resulted primarily from the expansion of our workforce resulting from our acquisition of Astound at the end of March 2001. Our major development activities have been the development and enhancement of our Genesys Meeting Center, which is our fully integrated, automated, audio, web and video conferencing platform. Our development activities also include the development in progress of our Genesys Event and Managed Services platform, which is expected to be launched in the call centers by the end of 2002 and will be our platform for our new operator-assisted services.

Selling and Marketing

     Our selling and marketing expenses increased (euro) 8.4 million, or 44.2%, from (euro) 19.0 million to (euro) 27.4 million for the six months ended June 30, 2001 and 2002, respectively, although they remained essentially steady as a percentage of our revenues. Of the increase, (euro) 6.1 million, or 72.6% of the increase, was attributable to the Astound and Vialog acquisitions completed at the end of March 2001 and April 2001, respectively. The Vialog acquisition more than doubled our sales force in North America. The remaining amount of increase mainly related to the organic growth of our sales force, particularly in the United States, and the expansion of our global marketing team. Our selling and marketing efforts are focused on further penetrating the market and increasing global brand awareness. Additionally, selling and marketing expenses included
(euro) 0.3 million of employee separation costs in the six months ended June 30, 2002.

General and Administrative

     Our general and administrative expenses increased (euro) 8.9 million, or 39.0%, from (euro) 22.7 million to (euro) 31.6 million for the six months ended June 30, 2001 and 2002, respectively. Of the net increase, (euro) 6.9 million was attributable to Astound and Vialog acquisitions completed at the end of March 2001 and April 2001, respectively. Additionally, the general and administrative expenses included non-recurring items for (euro) 2.5 million related to the termination of a rich media contract and (euro) 0.6 million of separation costs, partly relating to our North America restructuring. The preceding items that explain the net increase were partly offset by our cost reduction efforts and the impact of currency exchange rate movements, as the dollar depreciated against the euro. As a percentage of revenues, our general and administrative expenses decreased by 1.5%, from 30.9% to 29.4% for the six months ended June 30, 2001 and 2002, respectively.

Non-Recurring Charge

      As described above, on February 6, 2002, we announced plans to consolidate our call center operations in North America. The restructuring costs related to these closings are estimated to be (euro) 7.6 million. Of this amount, (euro)
3.7 million was recorded as a non-recurring restructuring charge in the six months ended June 30, 2002. The remaining amount of (euro) 3.9 million was recorded as an increase to goodwill arising from the acquisition of Vialog.

Amortization of Goodwill and Other Intangibles

     Amortization of goodwill and other intangibles decreased (euro) 3.9 million, or 34.2%, from (euro) 11.4 million to (euro)7.5 million for the six months ended June 30, 2001 and 2002, respectively. The decrease was primarily due to Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, that we have applied since January 1, 2002. Application of the non-amortization provisions of SFAS No. 142 decreased the amortization expenses by approximately (euro) 7.1 million for the six months ended June 30, 2002.

     This effect of the application of SFAS No. 142 was partly offset by the amortization of identifiable intangible assets relating to the acquisition of Astound (technology) and Vialog (customer lists) made at the end of March 2001 and April 2001, respectively. Amortization of these intangible assets amounted to (euro) 3.6 million and (euro)7.0 million for the six months ended June 30, 2001 and 2002, respectively.

EBITDA

     Our EBITDA, excluding the non-recurring charge of (euro) 3.7 million for the consolidation of the North American call centers described above, increased
(euro)3.3, from (euro) 5.2 million to (euro) 8.5 million for the six months ended June 30, 2001 and 2002, respectively. Our EBITDA margin increased from 7.1% to 7.9% for the six months ended June 30, 2001 and 2002, respectively. The increase in EBITDA margin primarily reflects the decreased level of expenses for general and administrative and other operating expenses, partly offset by our lower gross margin, as described above. EBITDA for the six months ended June 30, 2002 included some non-recurring costs and expenses that consist of (euro)1.2 million (or 1.1% of revenue) associated with the early termination / fulfillment of a U.S. long distance supplier contract, (euro) 0.5 million (or 0.5% of revenue) of duplicate personnel costs related to the North American call center consolidation, (euro) 2.5 million (or 2.3% of revenue) for the termination of a rich media contract and (euro) 0.6 million (or 0.6% of revenue) of separation costs, partly relating to North America. Excluding the non-recurring costs and expenses that amounted to (euro) 4.8 million, or 4.5% of revenues, EBITDA would amount to (euro) 13.3 million, or 12.3% of revenue, for the six months ended June 30, 2002. We expect that the consolidation of our North America call centers to be completed early in the fourth quarter of 2002 and the new U.S. long distance supplier contract will improve operating efficiency and that this will improve our EBITDA margin.

Operating Loss

      Our operating loss decreased from (euro) 12.0 million to (euro) 11.8 million for the six months ended June 30, 2001 and 2002, respectively. Excluding the non-recurring charge of (euro) 3.7 million for the consolidation of the North American call centers described above, our operating loss decreased to
(euro) 8.1 million for the six months ended June 30, 2002. Excluding also other non-recurring costs and expenses that amounted to (euro) 4.8 million, or 4.5% of revenues, operating loss would amount to (euro) 3.3 million for the six months ended June 30, 2002.

Financial Income (Expenses)

     We incurred net financial expenses of (euro) 6.4 million for the six months ended June 30, 2002 compared to (euro) 1.3 million for the six months ended June 30, 2001. The change primarily reflects a significant increase in interest expenses, due to a significant increase in our long-term debt following the Vialog acquisition. As part of the acquisition of Vialog, in April 2001, we entered into a U.S. $ 125 million credit facility that replaced our previous U.S. $ 35 million multi-currency term loan and Vialog's existing long term debt (U.S. $ 75 million senior notes payable). Additionally, we incurred a net foreign exchange loss of (euro) 0.6 million for the six months ended June 30, 2002 compared to a net foreign exchange gain of (euro) 1.5 million for the six months ended June 30, 2001.

Income Tax Expense

      We generated a net income tax credit of (euro) 0.7 million for the six months ended June 30, 2002, after incurring income tax expense of (euro) 5.6 million for the six months ended June 30, 2001. The net decrease of (euro) 6.3 million mainly consists of (euro) 4.5 million in tax on the acquisition costs included in the purchase price of Vialog recorded in the six months ended June 30, 2001. Additionally, (euro) 2.4 million in deferred tax credit relating to amortization of identifiable intangible assets in connection with the acquisition of identifiable intangible assets from Astound and Vialog in 2001 was recorded in the six months ended June 30, 2002.

Net Loss

     We recorded a net loss of (euro) 17.5 million for the six months ended June 30, 2002, compared to a net loss of (euro) 18.9 million for the six months ended June 30, 2001. The net loss before the non-recurring charge amounted to (euro)
13.9 million for the six months ended June 30, 2002.

         Liquidity and Capital Resources

General

     Our capital requirements are driven primarily by our (i) capital expenditures for telecommunications and bridging equipment, servers, computers and software and (ii) to fund acquisitions. To date, we have funded our capital requirements through a combination of equity offerings, borrowings (including bank financings and convertible debt issuances), and operating cash flow.

     At June 30, 2002, our principal sources of liquidity included (euro) 3.0 million in cash and cash equivalents and a total of (euro) 5.4 million of unutilized short-term credit facilities. Under the term of our U.S. $ 125 million credit facility, we may only have U.S. $ 4.0 million of additional indebtedness, which may limit our ability to borrow under our short-term credit facilities.

     In connection with the acquisition of Vialog, in April 2001, we and Vialog entered into a U.S.$ 125 million credit facility, which was used to refinance existing debt of our company and Vialog and for working capital purposes. This facility is described in more detail below.

     We believe that our cash flows from operations, supplemented by our current cash available and our short-term credit facilities, will meet or exceed our working capital needs, debt service requirements and planned capital expenditures for property and equipment for the next twelve months. We expect to meet our longer term liquidity requirements through a combination of working capital, cash flow from operations, borrowings, and future issuances of debt and/or equity securities. However, no assurances can be given that such funds will be available when required or on favorable terms to meet our longer term liquidity requirements.

Cash Flows

     Cash and cash equivalents decreased from (euro) 17.5 million at the end of December 2001 to (euro) 3.0 million at the end of June 2002.

     Cash of (euro) 5.1 million was used in operating activities. Cash was mainly used in the decrease of accounts payable ((euro) 5.6 million) and the increase of accounts receivable ((euro) 1.4 million), partly offset by the cash provided by the increase in other liabilities ((euro) 3.6 million), including mainly restructuring costs accrued.

     Cash of (euro) 7.8 million was used in investing activities, of which
(euro) 4.3 million was for the final payment, or "top up", for the acquisition of Astound. Additionally, cash of (euro) 4.2 million was used to fund capital expenditures for telecommunications and bridging equipment, servers, computers and software,.

     Cash of(euro)2.6 million was used in financing activities, including mainly a U.S.$ 2 million repayment of the U.S.$ 125 million credit facility described below.

Credit Facility and Other Outstanding Indebtedness

     On April 20, 2001 Vialog and we entered into a U.S. $ 125 million credit facility agreement with BNP Paribas, CIBC World Markets and Fortis Bank. This credit facility, which was amended thereafter, replaced our then outstanding U.S. $ 35 million multi-currency term loan and the long-term debt of Vialog (U.S. $ 75 million senior notes payable), that existed prior to our acquisition of Vialog. The U.S. $ 125 million credit facility includes the following items :

     - a U.S.$ 50 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility matures on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

     - a U.S.$ 30 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility matures on October 31, 2006 and bears interest at the rate of Libor USD plus a margin of 3.15% per annum

     - a U.S.$ 35 million senior term loan facility granted tour company, which we used to partially refinance our existing debt. This facility matures on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum

     - a U.S.$ 5 million revolving loan facility granted to Vialog, to be used by Vialog for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum

     - a U.S.$ 5 million revolving loan facility granted to our company, which we use for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

     The U.S.$ 50 million and U.S.$ 35 million term loans granted to Vialog and our company, respectively, are to be repaid in semi-annual installments in accordance with the schedule set forth in the credit facility agreement. The U.S.$ 30 million facility is to be repaid in one payment at maturity. All amounts borrowed are repayable at any time in whole or in part at the option of the borrower.

     The U.S. $125 million credit facility requires us to comply with certain financial covenants, consisting of leverage, interest cover, and cash cover ratios. We are currently in compliance with all of the terms of the credit facility, as confirmed on October 21, 2002 by the bank syndicate. In addition, the credit facility places limits on our ability to make capital expenditures and prohibits our payment of dividends. We have pledged as security for our credit facility the , shares of our principal subsidiaries, as well as the accounts receivable of our U.S. subsidiary. If our financial results do not reach the levels required by our debt covenants and we are unable to obtain a waiver from our lenders, our debt would be in default and callable by our lenders.

Other Commitments

      We have entered into an interest rate swap agreements to hedge our exposure on a portion of our debt. The comprehensive loss for this interest rate swap agreement amounted to (euro) 2.6 million at June 30, 2002.

      We do not have any material guarantees outstanding, nor do we have any securitization or other off balance sheet financing arrangements, other than those described in note No 14, Commitments and Contingencies, to the financial statements contained in the Form 20-F for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

      Trend Information

      On August 13, 2002, we updated our guidance for the year ending December 31, 2002. For internal planning purposes, we have targeted revenues to reach between (euro) 200 million and (euro) 210 million based on the acceleration of automated services deployment and unfavorable U.S. dollar exchange rate, from prior guidance of (euro) 230 million to (euro) 250 million.

      However, these revenue targets are subject to significant uncertainty, and might not be reached for any number or reasons, including those described under
Item 3, "key information - Risk Factors" of the Form 20-F for the year ended December 31, 2001.

      Critical Accounting Policies

      We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

      We believe the following critical accounting policies, among others, represent the more significant judgments and estimates used in preparation of our consolidated financial statements.

Allowance for Doubtful Accounts

      We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or others), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history (average percentage of receivables written off historically), and the length of time the receivables are past due. If circumstances change (i.e. higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

Impairment of Goodwill and Identifiable Intangible Assets

      In reviewing the recoverability of our goodwill and identifiable intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These assumptions require us to exercise significant judgment, often on a subjective basis. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges for these assets. In the three months ended December 31, 2001, we recorded under SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, an impairment charge on these intangible assets of (euro) 61.3 million.

      Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under SFAS 142, we discontinued amortizing our goodwill, but we were required to complete the transitional goodwill impairment test at adoption date, i.e. January 1, 2002, and then on an annual basis thereafter. Based on the circumstances and underlying assumptions made when the impairment reviews are performed in the future, further impairment charges could be required.

      Based on the results of the impairment review, including a report from an independent expert, that we performed January 1, 2002, no impairment charge was recorded. At June 30, 2002, no impairment indicators requiring an additional impairment assessment occurred.

      We continue to amortize our identifiable intangible assets that have determinable lives, but we are still required to review the recoverability of these assets whenever events or changes in business circumstances indicate that the assets may be impaired. Based on the circumstances and underlying assumptions made at the time of these reviews, further impairment charges could be required.

Deferred Tax Assets

      We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income for each subsidiary and the expected timing of the reversals of existing temporary differences. As a result of this review, we have recorded a deferred tax asset of (euro) 0.3 million as of June 30, 2002, and we have established a full valuation allowance on the remaining amount of our deferred tax assets.

2. Financial Statements
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)

                                                                                     December 31,       June 30,
                                                                                         2001             2002
                                                                                      --------          --------
Assets                                                                                                (Unaudited)

Current assets:
     Cash and cash equivalents ................................................. (euro) 17,510    (euro)   2,999
     Accounts receivable, less allowances of(euro)3,201 at December 31, 2001
         and(euro)3,215 at June 30, 2002 .......................................        48,989            42,619
     Inventory .................................................................           146               187
     Prepaid expenses ..........................................................         7,156             2,208
     Other current assets ......................................................         6,664             5,138
                                                                                      --------          --------
          Total current assets .................................................        80,465            53,151
Property and equipment, net ....................................................        47,697            38,305
Goodwill and other intangibles, net ............................................       275,058           258,134
Investment in affiliated company ...............................................           126               112
Deferred tax assets ............................................................           236               278
Deferred financing costs, net ..................................................         4,722             4,494
Other assets ...................................................................         2,100             1,880
                                                                                      --------          --------

                   Total assets ................................................       410,404           356,354
                                                                                      ========          ========

Liabilities and Shareholders' Equity
Current liabilities:
     Accounts payable .......................................................... (euro) 24,533     (euro) 14,735
     Accrued liabilities .......................................................         7,148             5,889
     Accrued compensation ......................................................         7,489             6,703
     Tax payable ...............................................................         9,929             7,693
     Deferred revenue ..........................................................         4,198               922
     Current portion of long-term debt .........................................         6,901            11,347
     Current portion of capitalized lease obligations ..........................           266                70
     Current portion of deferred tax liability .................................         5,346             4,972
     Current portion of accrued restructuring expenses .........................          --             5,003
     Other current liabilities .................................................         6,894             3,550
                                                                                      --------          --------
          Total current liabilities ............................................        72,704            60,884
Long-term portion of long-term debt ............................................       142,552           119,651
Long-term portion of capitalized lease obligations .............................           171               365
Long-term portion of deferred tax liability ....................................        28,503            24,908
Other long term liability ......................................................         3,606             5,650
Commitments and contingencies ..................................................            --                --
Shareholders' equity:
     Ordinary shares; (euro) 5.00 nominal value; 15,271,064 and 15,358,954 shares issued and outstanding at December 31, 2001 and June 30, 2002
     respectively ..............................................................        76,356            76,795
     Common shares to be issued;(euro)5.00 nominal value; 250,687 and
     188,328 shares  at December 31, 2001 and June 30, 2002, respectively ......         1,253               942
     Additional paid-in capital ................................................       194,019           194,168
     Accumulated other comprehensive income ....................................         3,749             3,152
     Deferred compensation .....................................................          (465)             (342)
     Accumulated deficit .......................................................      (111,293)         (129,068)
                                                                                      --------          --------
                                                                                       163,619           145,647
     Less cost of treasury shares: 22,131 shares at December 31, 2001 and
               June 30, 2002                                                              (751)             (751)
                                                                                      --------          --------
          Total shareholders' equity ...........................................       162,868           144,896
                                                                                      --------          --------
                          Total liabilities and shareholders' equity ........... (euro)410,404     (euro)356,354
                                                                                 =============     =============

                        See notes to financial statements

                CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
                        (in thousands, except share data)



                                                         Three Months ended               Six Months ended
                                                               June 30,                       June 30,
                                                          2001            2002          2001           2002
                                                       ----------     ----------     ----------     ----------
Revenue:
     Services ..................................... (euro) 46,178  (euro) 51,599  (euro) 72,344 (euro) 106,539
     Products .....................................           640            347          1,244            859
                                                       ----------     ----------     ----------     ----------
                                                           46,818         51,946         73,588        107,398
Cost of revenue:
     Services .....................................        19,133         23,010         29,736         45,944
     Products .....................................           355            218            838            703
                                                       ----------     ----------     ----------     ----------
                                                           19,488         23,228         30,574         46,647
                                                       ----------     ----------     ----------     ----------
Gross profit ......................................        27,330         28,718         43,014         60,751

Operating expenses:
     Research and development .....................         1,178          1,188          1,873          2,448
     Selling and marketing ........................        13,399         13,864         19,044         27,372
     General and administrative ...................        13,630         16,371         22,729         31,581
     Non-recurring charge .........................            --             --             --          3,671
     Amortization of goodwill and other
           intangibles ............................         9,027          3,832         11,351          7,481
                                                       ----------     ----------     ----------     ----------
Total operating expenses ..........................        37,234         35,255         54,997         72,553
                                                       ----------     ----------     ----------     ----------
Operating loss ....................................        (9,904)        (6,537)       (11,983)       (11,802)

Financial income (expense)
     Interest income ..............................            23             31            156             89
     Interest expense .............................        (2,161)        (2,811)        (3,069)        (5,108)
     Foreign exchange gain (loss) .................           309            (25)         1,530           (565)
     Other financial income (expense), net ........          (910)          (520)            92           (795)
                                                       ----------     ----------     ----------     ----------
Financial expense, net ............................        (2,739)        (3,325)        (1,291)        (6,379)

Equity in loss of affiliated company ..............           (40)            (3)           (40)           (11)
                                                       ----------     ----------     ----------     ----------

Loss before taxes .................................       (12,683)        (9,865)       (13,314)       (18,192)

Income tax expense ................................        (4,263)           302         (5,609)           651
                                                       ----------     ----------     ----------     ----------

Net loss ..........................................(euro) (16,946) (euro) (9,563) (euro)(18,923) (euro)(17,541)
                                                   =============== ============== ============== ==============

Basic and diluted net loss per share ..............(euro)   (1.31) (euro)  (0.62) (euro)  (1.69) (euro)  (1.13)
                                                   =============== ============== ============== ==============

Number of shares used in computing basic
and diluted net loss per share ....................    12,945,264     15,544,450     11,191,218     15,536,374
                                                  ================ ============= ==============  =============



                        See notes to financial statements


                CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
                                 (in thousands)
                                                                                                  Six Months ended June 30,
                                                                                                     2001            2002
                                                                                                   --------        --------
Cash flows from operating activities:
Net loss ................................................................................... (euro) (18,923)  (euro)(17,541)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
   Depreciation ............................................................................          6,004           9,118
   Amortization of goodwill and other intangibles ..........................................         11,351           7,481
   Amortization of deferred financing costs and debt issuance discount .....................            395             678
   Amortization of deferred charges ........................................................             59              39
   Allowance for bad debts .................................................................            962           1,658
   Amortization of deferred stock-based compensation .......................................             56             123
   Loss (Gain) on disposal of assets .......................................................             10             (70)
   Deferred tax credit .....................................................................           (257)         (2,418)
   Equity in loss of affiliated company ....................................................            (40)             11
Changes in operating assets and liabilities, net of effects of acquisition of businesses:
   (Increase) in accounts receivable .......................................................         (4,263)         (1,437)
   Decrease (increase) in inventory ........................................................             11             (41)
   Decrease (increase) in prepaid expenses .................................................         (1,104)          1,953
   Decrease in other assets ................................................................          3,030             884
   Decrease  in intangibles ................................................................          5,919              --
   (Increase)  in note receivable ..........................................................        (18,462)             --
   (Decrease) in accounts payable ..........................................................         (3,799)         (5,576)
   (Decrease) in accrued liabilities .......................................................           (294)           (929)
   Increase (decrease) in accrued compensation .............................................            402            (355)
   Increase (decrease) in accrued taxes ....................................................          4,355          (1,974)
   Increase (decrease) in deferred revenue .................................................            425            (304)
   Increase (decrease) in other liabilities ................................................         (4,547)          3,556
                                                                                                   --------        --------
Net cash used in operating activities ......................................................        (18,710)         (5,144)
                                                                                                   ========        ========

Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired ...........................................        (20,522)         (4,299)
Acquisition of furniture and equipment .....................................................         (8,785)         (4,245)
Proceeds from sales of furniture and equipment .............................................            456             768
                                                                                                   --------        --------
Net cash used in investing activities ......................................................        (28,851)         (7,776)
                                                                                                   ========        ========

Cash flows from financing activities:
Increase in bank overdrafts ................................................................             79              --
Net proceeds from issuance of common stock .................................................             --             277
Purchase of treasury shares ................................................................           (515)             --
Proceeds from the issuance of long-term debt ...............................................          5,586              --
Principal payments on long-term debt .......................................................           (815)         (2,296)
Deferred financing costs ...................................................................         (2,087)           (607)
                                                                                                   --------        --------
Net cash provided by (used in) financing activities ........................................         22,478          (2,626)
                                                                                                   ========        ========
Effect of foreign exchange rate changes on cash and cash equivalents .......................          2,411           1,035
Decrease in cash and cash equivalents ......................................................        (42,902)        (14,511)
Cash and cash equivalents, beginning of period .............................................         49,705          17,510
                                                                                                   --------        --------
Cash and cash equivalents, end of period ...................................................          6,802           2,999
                                                                                                   ========        ========
Supplemental disclosures of cash flow information:
   Interest paid ........................................................................... (euro)   2,906    (euro) 4,761
   Income taxes paid .......................................................................            614           1,820
Non-cash investing and financing transactions:
   Issuance of common stock in connection with acquisitions ................................        101,940              --
Acquisition of businesses:
   Assets acquired ......................................................................... (euro) 330,933              --
   Liabilities assumed and issued ..........................................................       (200,569)             --
   Common stock  issued ....................................................................        (94,724)             --
   Common stock committed to be issued .....................................................         (7,217)             --
   Cash incurred during previous period for current year acquisitions ......................         (1,682)             --
   Cash to be paid in the following period .................................................         (4,170)             --
   Cash paid in connection with previous period acquisitions ...............................          1,112    (euro) 4,299
                                                                                                   --------        --------
   Cash paid ...............................................................................         23,683           4,299
   Less cash acquired ......................................................................         (3,161)             --
                                                                                                   --------        --------
Net cash paid for acquisitions of businesses ............................................... (euro)  20,522    (euro) 4,299
                                                                                             ==============    ============

                        See notes to financial statements

3. NOTES
                                  GENESYS S.A.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
              (in thousands, except share data and when indicated)

Note 1.   Organization and business

     Genesys S.A., together with its subsidiaries ("the Company"), is a limited liability company organized under the laws of France.

     The Company is a global communications specialist, providing practical and innovative real-time collaborative and managed event services worldwide.

Note 2. Basis of presentation

     As a publicly traded company on the Nouveau Marche of Euronext Paris since October 1998, the Company publishes consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in France, which differ in certain respects from generally accepted accounting principles in the United States.

     In addition, the Company has been listed on the Nasdaq Stock Market since April 26, 2001. As a result, the Company publishes consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States.

     The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States and pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial information. These financial statements reflect all adjustments (consisting of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the interim periods presented. The unaudited results of operations for the three and six months ended June 30, 2002 are not necessarily an indication of the results of operations that may be expected for the full year ending December 31, 2002. These financial statements do not include all disclosures associated with annual financial statements and, accordingly, should be read in conjunction with the financial statements and footnotes for the year ended December 31, 2001 included in the Company's Form 20-F.

      The consolidated financial statements include the accounts of the Company and its subsidiaries.

      The main consolidation principles are as follows:

         - Companies which are wholly owned or which the Company controls are consolidated;

         - Companies over which the Company exercises significant influence but does not control are accounted for under the equity method of accounting;

         - All significant inter-company transactions and balances are eliminated.

      The Company has applied Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, since January 1, 2002. Statement 142 prohibits the amortization of goodwill and indefinite-lived intangible assets. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets that have definite lives will continue to be amortized over their useful lives.

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)

      Application of the non-amortization provisions of Statement 142 resulted in a decrease in amortization expenses of approximately (euro) 5.0 million and
(euro) 7.1 million for the three and six months ended June 30, 2002. The Company also reclassified an assembled workforce intangible asset with an unamortized balance of (euro) 6.5 million (along with a deferred tax liability of (euro) 1.8 million) to goodwill at January 1, 2002. The Company tests goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. In the first quarter of 2002, the Company performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Based on the results of this review, including a report from an independent expert, no impairment charge was recorded.

     The following companies have been consolidated:

                                                               Interest and
                                                               ------------
                                                                  control
                                                                  -------
                  Name                         Location
   ---------------------------------       --------------
Fully consolidated companies:
Genesys S.A.............................. Montpellier, France  Parent company
Genesys Conferencing France, S.A......... Ivry, France              100%
Genesys Conferencing A.B................. Stockholm, Sweden         100%
Genesys Conferencing S.A................. Brussels, Belgium         100%
Genesys Conferencing Ltd................. Croydon, England          100%
Genesys Conferencing Pte Ltd............. Singapore                 100%
Genesys Conferencing Pty Ltd............. Melbourne, Australia      100%
Genesys Conferencing Ltd................. Hong Kong                 100%
Genesys Conferencing, Inc................ Denver, USA               100%
Genesys Conferencing S.R.L............... Milan, Italy              100%
Genesys Conferencing Ltd
(formerly Astound, Inc) ................. Toronto, Canada           100%
Darome Teleconferencing GmbH............. Berlin, Germany           100%
Eesys,  S.A.S............................ Paris, France             100%
Geene, S.A.S............................. Paris, France             100%
305 4344 Nova Scotia Ltd................. Halifax, Canada           100%
305 4345 Nova Scotia Ltd................. Halifax, Canada           100%

Affiliates accounted for under the equity method:

Genesys Conferencing Iberia.............. Madrid, Spain              20%


      On January 1, 2002, Genesys Conferencing Inc merged into Genesys Conferencing of Massachusetts, Inc. Thereafter, Genesys Conferencing of Massachusetts, Inc. was renamed to Genesys Conferencing Inc.


Note 3.   Non-recurring charge


      On February 6, 2002, the Company announced plans to consolidate its call center operations in North America from six call centers to three call centers to provide higher levels of customer service and improve operating efficiencies. The three remaining call centers have the capacity to absorb the current volume and to provide for future growth. The restructuring costs related to these closings are estimated to be (euro) 7.6 million and are primarily for unusable future facility lease commitments, the write-off of certain leasehold improvements and equipment, employee severance as well as other miscellaneous costs associated with the call center consolidation. Components of these costs by call center to be closed are presented in the table next page.

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)

                                                                Bedford         Denver      Montgomery      Total costs
                                                                -------         ------      ----------      -----------
                                                                                                              accrued
                                                                                                              -------
Write-offs of leasehold improvements,
equipment and other tangible assets.........................(euro)  218  (euro) 2,099  (euro) 1,059    (euro) 3,376
Future lease payments under
non cancelable operating leases.............................        912         1,185         1,092           3,189
Severance and other people related expenses.................        117           327           411             855
Other related expenses......................................         25            60           105             190
                                                                   -----         -----         -----           -----
Total.......................................................(euro) 1,272  (euro) 3,671  (euro) 2,667    (euro) 7,610
                                                             ===========  ============  ============    ============


      Of the (euro) 7.6 million accrued restructuring costs, (euro) 3.7 million was recorded as a non-recurring restructuring charge and (euro) 3.9 million was recorded as an increase to goodwill arising from the acquisition of Vialog in the three months ended March 31, 2002. The Company estimates that future annual cost savings from the consolidation will range from (euro) 3.5 to (euro) 4.0 million beginning the third quarter of 2002.



      On March 20, 2002, the Company's Bedford, Massachusetts call center was closed and all traffic formerly generated in Bedford has been re-routed to the Company's Reston, Virginia call center. Actual costs incurred for the Bedford closing compared to the costs accrued through June 30, 2002 are presented in the table below :

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)


                                                        Costs         Currency       Incurred in      Balance at
                                                        -----         ---------      -----------      ----------
                                                       accrued      translation        the six       June 30, 2002
                                                       -------      ------------       --------      -------------
                                                                     adjustment     months ended
                                                                     ----------     ------------
                                                                                    June 30, 2002
                                                                                    -------------
Write-offs of leasehold improvements,
equipment and other tangible assets.............(euro)   218       (euro)  (27)   (euro)  (110)     (euro)   81
Future lease payments under non
cancelable operating leases.....................         912              (117)            (36)             759
Severance and other people related expenses.....         117               (15)           (102)              --
Other related expenses..........................          25                (3)            (22)              --
                                                        ----              ----
Total...........................................(euro) 1,272       (euro) (162)   (euro)  (270)     (euro)  840
                                                ============       ============   =============     ===========


      On June 30, 2002, the Company's Denver, Colorado call center was closed and all traffic formerly generated in Denver has been re-routed to the Company's other call centers. Actual costs incurred for the Denver closing compared to the costs accrued through June 30, 2002 are presented in the table below :

                                                        Costs         Currency       Incurred in      Balance at
                                                        -----         ---------      -----------      ----------
                                                       accrued      translation        the six       June 30, 2002
                                                       -------      ------------       --------      -------------
                                                                     adjustment     months ended
                                                                     ----------     ------------
                                                                                    June 30, 2002
                                                                                    -------------
Write-offs of leasehold improvements,
equipment and other tangible assets.............(euro)  2,099       (euro) (268)            --       (euro)  1,831
Future lease payments under non
cancelable operating leases.....................        1,185              (150)            --               1,035
Severance and other people related expenses.....          327               (43)          (258)                 26
Other related expenses..........................           60                (8)           (25)                 27
                                                         ----               ----           ----                 --
Total...........................................(euro)  3,671       (euro) (469)   (euro) (283)      (euro)  2,919
                                                =============       ============   ============      ==============


     The Company expects to close the call center located in Montgomery, Alabama early in the fourth quarter of 2002.

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)


      Other costs relating to the consolidation of call centers were or will be recorded as expenses as incurred during the first, second and third quarters of 2002, in accordance with generally accepted accounting principles. These costs include retention bonuses and duplicative costs in closing the affected call centers. The expected amount of these costs is (euro) 827 , as follows :

         - actual (euro)174 (including(euro)85 for duplicative costs and (euro)89 for retention bonus) in the three months ended March 31, 2002,

         - actual (euro)557 (including(euro)429 for duplicative costs and (euro)128 for retention bonus) in the three months ended June 30, 2002

         - expected (euro)96 for duplicative costs in the three months ended September 30, 2002.


Note 4.   Acquisitions


     On March 27, 2001, the Company completed the acquisition of Astound Inc., a web conferencing and web streaming company headquartered in Canada.

     The total purchase price was (euro)58,739 and consisted of :

         -    (euro) 14,399 in cash paid immediately;

         - (euro) 4,000 in cash (named "top up") paid on January 4, 2002, together with interests Libor USD 9 months + spread 2,75% thereon ( (euro)171);

         - 916,391 convertible notes, each with a principal amount of (euro) 28,79. Each note is convertible into one share of common stock, not later than March 27, 2011. The fair market value of these notes amounted to (euro) 26,383 at acquisition date;

         -    (euro) 1,659 of acquisition costs;

         - (euro) 1,561 for deferred compensation relating to 188,116 stock options;

         - (euro) 10,566 for deferred tax relating to identifiable intangible assets.

     The purchase price exceeded the fair value of the net tangible assets acquired by (euro) 60,263. Based on an independent report, this excess was allocated to :

         - technology for (euro) 30,351, classified in other intangibles and amortized over 4 years.

         - assembled workforce for (euro) 1,349, classified in other intangibles and amortized over 3 years. In accordance with Statement No 142, the unamortized balance of assembled workforce was reclassified to goodwill at January 1, 2002.

         - goodwill for(euro)28,563 and amortized over 5 years. In accordance with Statement No 142, goodwill has been no longer amortized since January 1, 2002.

     Based on the results of the review of the carrying value of Astound's goodwill and identifiable intangible assets performed as of December 31, 2001, an impairment charge of (euro) 32,777 was recorded in 2001.

     On April 25, 2001, the Company completed the acquisition of Vialog Corporation, an audio, video and data conferencing company listed on the American Stock Exchange (AMEX).

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)


     The total purchase price as adjusted in the first quarter of 2002, primarily to reflect the closing of two Vialog's call centers (see note 2), was
(euro) 122,046 and consisted of :

        -    3,446,969 shares of Genesys S.A. with a fair market value of
             (euro) 75,557 at the time of issuance. Vialog shareholders received ADS's for each Vialog share at an exchange ratio of
             0.33515 Genesys share per Vialog share, resulting in approximately 24.65% ownership of Genesys S.A. One Genesys ADS is equivalent to one-half Genesys common shares;

        -    (euro) 8,717 of acquisition costs;

        - (euro) 8,648 for deferred compensation relating to 2,466,889 stock options;

        - (euro) 29,124 for deferred tax relating to allocated purchase price.

     The purchase price exceeded the fair value of the net tangible assets acquired by (euro) 207,031. Based on an independent report, this excess was allocated to :

        - customer list for retail conferencing for (euro) 81,551, classified in other intangibles and amortized over 10 years;

        - customer list for wholesale conferencing for (euro) 4,245, classified in other intangibles and amortized over 5 years;

        - assembled workforce for (euro) 5,250, classified in other intangibles and amortized over 4 years. In accordance with Statement No 142, the unamortized balance of assembled workforce was reclassified to goodwill at January 1, 2002.

        - goodwill for (euro) 115,985 and amortized over 20 years. In accordance with Statement No 142, goodwill has been no longer amortized since January 1, 2002.


Note 5.   Long-term debt

     Long-term debt consists of the following:

                                                  December 31,      June 30,
                                                  ------------      --------
                                                      2001           2002
                                                     ------         ------
Term loans, variable rate................... (euro) 128,812  (euro) 111,585
Revolving loans, variable rate..............         12,108          10,787
3% Convertible notes, net of unamortized
discount of(euro)469 and
(euro)563 at December 31, 2001 and
June 30, 2002, respectively.................          8,281           8,374
Interest free loan from Anvar...............            252             252
Capital lease obligations...................            437             435
                                                    -------         -------
Total long-term debt........................        149,890         131,433
Less current portion........................        (7,167)        (11,417)
                                                    -------         -------
Long-term debt, less current portion........ (euro)142,723   (euro) 120,016
                                             =============   ===============

     On April 20, 2001, Genesys S.A. ("Genesys") and Vialog Corporation ("Vialog") entered into a U.S. $ 125 million credit facility agreement with BNP Paribas, CIBC World Markets and Fortis Bank. This credit facility, which was amended thereafter, replaced the $ 35 million multi-currency term loan of Genesys and long term debt of Vialog (U.S. $ 75 million senior notes payable), which existed prior to the acquisition by Genesys. The U.S. $ 125 million credit facility includes the following items :

         - a U.S.$ 50 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility matures on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)


         - a U.S.$ 30 million senior term loan facility granted to Vialog, which was used by Vialog to refinance its existing debt. This facility matures on October 31, 2006 and bears interest at the rate of Libor USD plus a margin of 3.15% per annum

         - a U.S.$ 35 million senior term loan facility granted to Genesys, which was used by Genesys to partially refinance its existing debt. This facility matures on April 28, 2006 and bears interest at the rate of Libor USD plus a margin of 2.65% per annum

         - a U.S.$ 5 million revolving loan facility granted to Vialog, which was used by Vialog for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum

         - a U.S.$ 5 million revolving loan facility granted to Genesys, which was used by Genesys for working capital purposes. This facility bears interest at the rate of Libor USD plus a margin of 2.65% per annum.

      The U.S.$ 50 million and U.S.$ 35 million term loans granted to Vialog and Genesys, respectively, are to be repaid in semi-annual installments in accordance with the schedule set forth in the credit facility agreement. The U.S.$ 30 million facility is to be repaid in one payment at maturity. All amounts borrowed are repayable at any time in whole or in part at the option of the borrower.

     The U.S. $ 125 million credit facility requires the Company to comply with certain financial covenants, consisting of leverage, interest cover, and cash cover ratios. The Company is currently in compliance with all the terms of the credit facility, as confirmed on October 21, 2002 by the bank syndicate.


Note 6.   Shareholders' equity

     On January 7, 2002, 7,098 stocks options of Genesys S.A. were exercised. As a result, ordinary shares and additional paid-in-capital increased by (euro) 35 and (euro) 36, respectively.

     In April 2002, 55,000 stocks options issued by Vialog Corporation before its acquisition by the Company on April 25, 2001 were exercised. In accordance with the merger agreement and using the final exchange ratio, these stock options represented 18,431 ordinary shares of Genesys S.A. As a result, ordinary shares and additional paid-in-capital increased by (euro) 92 and (euro) 163, respectively.

     In February 2002, 2,928 convertible notes issued on March 27, 2001 to finance the acquisition of Astound have been converted into shares. As a result,
(euro) 14 was reclassified from common shares to be issued to ordinary shares.

     In April and May 2002, 59,433 convertible notes issued on March 27, 2001 to finance the acquisition of Astound have been converted into shares. As a result,
(euro) 298 was reclassified from common shares to be issued to ordinary shares.


Note 7.   Revenue breakdown

     Revenues consist of the following:

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)



                                                     Three months ended                 Six months ended
                                                          June 30,                           June 30,
                                                    -------------------                 ----------------
                                                    2001           2002                 2001        2002
                                                    ----           ----                 ----        ----
Services
--Audio conferencing...................... (euro)  41,593  (euro) 47,721    (euro) 64,540   (euro)  97,658
--Video conferencing......................          2,931          2,387            5,599            4,938
--Data conferencing.......................            922          1,225              929            1,559
--Web streaming...........................            732            266            1,276            2,384
Products..................................            640            347            1,244              859
                                                   ------         ------           ------           ------
Total..................................... (euro)   46,818 (euro) 51,946   (euro)  73,588   (euro) 107,398
                                           =============== ==============  ==============   ==============

Note 8.   Segment and geographic information

     The Company and its subsidiaries currently operate in four reportable segments: North America, Europe, Asia-Pacific and, starting in 2002, a Global Video division. The Company makes key decisions and evaluates performance of the Company based on these segments. Transfers between segments are accounted for at amounts that are generally above cost and consistent with the rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Corporate items include non-operating overhead and research and development expenditures. Corporate assets mainly include research and development telecommunications equipment.

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)


     The following is a summary of operations by segment for the three months ended June 30, 2001 and 2002 :

                               North                       Asia-         Global                       Inter-
                              America        Europe       Pacific        Video       Corporate       segment      Total
                              -------        ------       -------        -----       ---------       -------      -----
Three  months ended
June 30, 2001
Revenue ...................(euro) 29,204 (euro) 13,602 (euro)  1,331 (euro) 2,931             -- (euro)  (250) (euro) 46,818
Gross Profit...............       16,454         9,713           777          386             --            --        27,330
EBITDA.....................        5,336         3,673           195         (99) (euro) (6,242)            --         2,863
Operating income (loss)....      (5,449)         2,166           130        (982)        (5,769)            --       (9,904)


Three months ended
June 30, 2002
Revenue....................(euro) 33,115  (euro)15,873 (euro)  1,682 (euro) 2,387             -- (euro)(1,111) (euro) 51,946
Gross Profit...............       15,975        11,516           895          332             --            --        28,718
EBITDA.....................        7,695         1,475           336        (377) (euro) (7,368)            --         1,761
Operating income (loss)....        1,445           211           111        (653)        (7,651)            --       (6,537)


     The following is a summary of operations by segment for the six months ended June 30, 2001 and 2002 :

                               North                       Asia-         Global                       Inter-
                              America        Europe       Pacific        Video       Corporate       segment      Total
                              -------        ------       -------        -----       ---------       -------      -----
Six months ended
June 30, 2001
Revenue ...................(euro) 39,516 (euro) 26,099 (euro)  2,603 (euro) 5,599             -- (euro)  (229) (euro) 73,588
Gross Profit...............       22,547        18,173         1,389          905             --            --        43,014
EBITDA.....................        6,748         8,379           364        (372) (euro) (9,882)            --         5,237
Operating income (loss)....      (5,333)         4,143           227      (1,475)        (9,545)            --       (11,983)

Six months ended
June 30, 2002
Revenue....................(euro) 69,653 (euro) 30,706 (euro)  3,083 (euro) 4,938             -- (euro)  (962)(euro) 107,398
Gross Profit...............       35,060        22,912         1,681        1,098             --            --        60,751
EBITDA.....................        8,805        10,279           383        (183) (euro)(14,487)            --         4,797
Operating income (loss)....      (4,288)         8,235          (59)        (778)       (15,030)            --       (11,802)



     EBITDA and operating loss of North America for six months ended June 30, 2002 included the non-recurring restructuring charge amounting to (euro) 3,671, as described in Note No. 3. EBITDA before the non-recurring charge amounted to
(euro) 8,481 for the six months ended June 30, 2002.

Note 9.   Commitments and contingencies

Interest rate swap relating to the U.S. $ 125 million credit facility

     On June 29, 2001, the Company entered into a U.S. $ 57.5 million interest rate swap agreement to hedge its exposure on 50% of its outstanding term loans under the U.S.$ 125 million credit facility, excluding the U.S. $ 10 million revolving line of credit, granted in April 2001, denominated in U.S. dollars. The termination date of this agreement is 2004. The effect of the agreement was to convert underlying variable rate debt based on Libor USD to fixed rate debt with an interest rate before margin of 5.52 %.

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)

      Each interest-rate swap agreement is designated with all or a portion of the principal balance. This agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable to or receivable from third parties is included in other liabilities or assets. The fair value of the swap agreement and changes in the fair value as a result of changes in market interest rates are recognized as comprehensive income or loss. As a result, the comprehensive loss for this interest rate swap agreement amounted to (euro) 2.6 million at June 30, 2002.

Securities relating to the U.S. $ 125 million credit facility

      The U.S. $ 125 million credit facility agreement signed on April 20, 2001 with BNP Paribas, CIBC World Markets and Fortis Bank is secured by the following:

         - stock pledge of shares of Genesys Conferencing Ltd (England), Genesys Conferencing AB (Sweden) and Genesys Conferencing Inc;

         -    security   over  some  assets   such  as   accounts   receivable,
              inventories   and  property,   plant  and  equipment  of  Genesys
              Conferencing Inc.

Note 10.   Reconciliation net income (loss) and shareholders' equity to French
GAAP

Reconciliation net income (loss) to French GAAP

     The following is a summary of differences between French GAAP and U.S. GAAP net loss for the three and six months ended June 30, 2001 and 2002 :

                                                       Three months ended               Six months ended
                                                            June 30,                         June 30,
                                                            --------                         --------
                                                       2001           2002            2001              2002
                                                       ----           ----            ----              ----

Net loss according to French GAAP..........   (euro)  (14,888)  (euro) (13,393)  (euro) (18,435)   (euro) (21,438)

U.S. GAAP adjustments :.
--Foreign currency gains and losses.........           (2,134)              696               69               --
--Amortization of goodwill and intangibles.            (1,408)            2,359          (1,525)             5,221
--Deferred compensation (Astound and Vialog)               699             (62)              699             (123)
--Debt issuance costs.......................                52            (436)                7               (3)
--Income tax and deferred tax...............               716            1,206              245             2,409
--Accrued restructuring  costs..............                --               --               --           (3,671)
--Treasury shares...........................                --               69               --                64
--Others, net...............................                17              (2)               17                --
                                                       -------          -------          -------           -------
Total......................................    (euro)  (2,058)   (euro)   3,830  (euro)    (488)   (euro)    3,897
                                               ===============   ==============  ==============    ===============

Net loss according to U.S. GAAP............    (euro) (16,946)   (euro) (9,563)  (euro) (18,923)   (euro) (17,541)
                                               ===============   ==============  ===============   ===============


                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)



Reconciliation shareholders' equity  to French GAAP

The following is a summary of differences between French GAAP and U.S. GAAP shareholders' equity at December 31, 2001 and June 30, 2002 :


                                                   December 31,        June 30,
                                                   ------------        --------
                                                       2001             2002
                                                       ----             ----

Shareholders' equity according to
French GAAP                                    (euro) 167,947   (euro) 146,194

U.S. GAAP adjustments :.
--Fair value of financial instruments.......          (2,249)          (2,576)
--Amortization of goodwill
  and intangibles...........................          (5,406)            (595)
--Impairment of goodwill and intangibles....          (9,386)          (9,328)
--Deferred compensation (Astound and Vialog)            4,315            4,290
--Debt issuance costs.......................              215              213
--Income tax and deferred tax...............            7,555            9,964
--Accrued restructuring  costs..............               --          (3,210)
--Treasury shares...........................            (106)             (42)
--Others, net...............................             (17)             (14)
                                                       ------           ------
Total......................................    (euro) (5,079)   (euro) (1,298)
                                               ==============   ==============

Shareholders' equity according to U.S. GAAP    (euro) 162,868   (euro) 144,896
                                               ==============   ==============



Note 11.   Proforma information

      The following schedules set forth unaudted pro forma condensed consolidated financial information for the Company which has been prepared to reflect the acquisitions made by the Company since January 1, 2001. These acquisitions included :

- Astound, acquired on March 27, 2001,

- Vialog,acquired on April 25, 2001.

      The consolidated pro forma information has been prepared in accordance with generally accepted accounting principles in the United States.

      The unaudited pro forma condensed consolidated statement of operations for the three and six months ended June 30, 2001 gives effect to the acquisitions of Astound and Vialog, as if they had occurred on January 1, 2001.

      The pro forma statement of operations  include :

      - goodwill and other intangible assets relating to the acquisitions,

      - long term debt and common stock issued to finance the acquisitions,

      - opening adjustments relating to the acquisition of Vialog. These opening adjustments are added back for EBITDA calculation.

      The pro forma information is not necessarily indicative of the financial statements that would have been obtained had these acquisitions actually occurred at January 1, 2001, nor are they necessarily indicative of future consolidated information.

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)

Unaudited pro forma condensed consolidated statement of operations

                                                 Three months     Six months
                                                 ------------     ----------
                                                     ended           ended
                                                     -----           -----
                                                   June 30,         June 30,
                                                   --------         --------
                                                     2001             2001
                                                   --------         --------

Revenue...........................           (euro)  54,021   (euro) 106,642
Cost of revenue:                                     23,160           45,930
                                                    -------           ------
Gross profit.................................        30,861           60,712

Operating expenses:
     Research and development................         1,180            2,423
     Selling, general and administrative.....        33,269           58,557
     Amortization of goodwill and
     other intangibles.......................        10,407           20,416
                                                    -------           ------
Total operating expenses.....................        44,856           81,396
                                                    -------           ------
Operating loss...............................      (13,995)         (20,684)

Financial expense, net.......................       (2,649)          (3,570)
Equity in loss of affiliated company.........          (40)             (40)
                                                    -------           ------
Loss before taxes............................      (16,684)         (24,294)
Income tax expense...........................       (4,316)          (5,680)
                                                    -------          -------
Net loss.....................................(euro)(21,000)   (euro)(29,974)
                                             ==============   ==============

Basic and diluted net loss per share.........(euro)  (1.51)   (euro)  (2.17)
                                             ==============   ==============
Number of shares used in computing
basic and diluted net loss per share.........    13,902,755       13,841,461
                                             ==============   ==============

Supplementary information :
EBITDA                                       (euro)   3,986   (euro)  11,326
                                             ==============   ==============

On October 30, 2002, we published our results for the six months ended June 30, 2002, prepared in accordance with French GAAP in the Bulletin des Annonces Legales Obligatoire (the BALO).

All of the material terms of the French GAAP publication in the BALO are included in the release concerning our results for the six months ended June 30, 2002, prepared in accordance with U.S. GAAP, which is included in this current report on Form 6-K.

We omitted the certification of our auditors, included in the BALO publication, from the U.S. GAAP release. The auditors' certification included an "observation" with respect to our liquidity, which is discussed in the U.S. GAAP release.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  October 29, 2002

                                               GENESYS SA


                                               By: /s/ Francois Legros
                                                   ----------------------------
                                                   Name: Francois Legros
                                                   Title:    Chairman and Chief
                                                             Executive Officer